UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Director

On September 17, 2025, Mr. Wu Xin and Ms. Yu Zhen, independent directors of Webus International Limited (the “Company”) and members of the Audit, Compensation, and Nominating and Corporate Governance Committees of the board of directors, notified the board of their resignations from the board and its committees, effective September 18, 2025.

On September 18, 2025, the board appointed Mr. Hing Hang Bern Tsang and Ms. Yili Liu as directors and members of the three committees, effective immediately, to fill the vacancies created by the resignations. Mr. Tsang will serve as chair of the Compensation Committee, and Ms. Liu will serve as chair of the Nominating and Corporate Governance Committee. Biographical information for Mr. Tsang and Ms. Liu is set forth below.

Mr. Hing Hang Bern Tsang has been a director of Fruitful Food & Beverage Company Limited since 2000 and has served as a director of Ashita International (Hong Kong) Limited since 2018. He was the Supply Chain Director of Sendo Pacific (HK) Ltd. from 2017 to 2020 and has served as Production Manager of Million (Far East) Limited since 2021. Mr. Tsang received a Higher Diploma in Food Science and Technology from the Hong Kong Technical College (Chai Wan) in July 1998.

Ms. Yili Liu has managerial experience in overseas business operations and client engagement. Since September 2021, Ms. Liu has been a manager at Shenzhen Feisoo Innovation Technologies Co., Ltd. (Wuhan Branch), focusing on client engagement and business development in overseas markets. From December 2016 to July 2021, she served as a manager at Shenzhen Xingkeqi Innovation Technology Co., Ltd., where she was responsible for certain of the company’s overseas e-commerce operations. Ms. Liu received her master’s degree in Italian Language and Culture for Foreigners from the University of Bologna in July 2016.

The Company has determined that each of Mr. Tsang and Ms. Liu satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act, and there are no related party transactions requiring disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: September 19, 2025

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